FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated June 7, 2017

TRANSLATION
Autonomous City of Buenos Aires, June 7, 2017
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Relevant Information

Dear Sirs:

In order to comply with Merval Listing Regulations, we hereby inform you that Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. (collectively, "Eton Park") have filed a lawsuit in the United States District Court for the Southern District of New York, under file No. 16 CV 8569 (hereinafter, the "Complaint") against the Republic of Argentina and YPF S.A. ("YPF" or the "Company"), which has been served on YPF.

In this connection, please be informed that Eton Park-a former shareholder of YPF-is filing the lawsuit in connection with the expropriation of Repsol's stake in YPF.
The Complaint alleges that obligations in the bylaws and in the initial public offering of YPF shares were violated, which imposed obligations relating to a tender offer to the shareholders. The Complaint seeks unspecified compensation.
Notwithstanding the detailed legal analysis of the complaint that YPF will carry out, the Company categorically rejects the claims made in the Complaint, which it considers wholly without merit, and will exercise all necessary legal remedies and take all defensive measures in accordance with applicable legal procedure in order to defend its rights.
Yours faithfully,

Daniel González
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 8, 2017	By:	/s/ Daniel González
	Name: Title:	Daniel González Market Relations Officer